Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following e-mail was sent to all employees of Adobe Systems Incorporated on April 25, 2005:

April 25, 2005

To: All Adobe Employees
From: Bruce Chizen and Shantanu Narayen
Re: Summing Up Last Week—Macromedia Acquisition

Last week was an exciting time for Adobe as we announced our plans to acquire Macromedia. We spent the majority of the week speaking with employees, customers, partners, investors, analysts and press, and we're pleased to report that all have been very supportive of our vision to bring the companies together.

Our energy and excitement about the future continues to grow each day. And, we've heard from many of you that you share the same feeling. Many of you have asked, "How can I help?" You can help in two important ways:

First, stay focused on our business—we must continue to operate independent of Macromedia until the close of the transaction. Our future success as a combined company is critically dependent upon how successful each company is in executing its own business strategy. Both Adobe and Macromedia have been very successful in the recent past. This is why many external parties see the logic of this deal and believe in our ability to successfully integrate the two companies. We need to continue our trend of success.

Second, be supportive of the integration process. Deals of this nature can take several months or longer to close, and due to its size and scope, this acquisition will require a very tightly controlled integration process. The Integration Program Office, under the leadership of Jim Briody, is forming—with the functional integration leads currently being selected by the ETeam. Look for email updates from the Integration Program Office in the next couple of weeks describing the integration process, structure, and the initial integration team members. Additionally, the Integration Program Office will send out periodic email updates on the integration planning.

We have a great year ahead with tremendous opportunity. Let's work together to ensure our future success by executing flawlessly on our business today!

—Bruce and Shantanu

MORE INFORMATION

Information regarding this transaction can be found at the Adobe and Macromedia Acquisition web page (http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html/). Additionally, Adobe employees can find the internal Adobe—Macromedia Acquisition FAQ on Inside Adobe (http://is.corp.adobe.com/intranet1/corp/emp_comm/pdf/AdobeMacromediaInternalFAQs.pdf). If you have questions specific to this transaction and the integration planning, please direct them to the Integration Program Office at mailto:empcomm@adobe.com, and include "Acquisition" in the subject line.

FORWARD LOOKING STATEMENTS

This email includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should,"

"believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this email include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this email. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this email. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this email. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this email. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.